UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING	SEC FILE NUMBER 1-3834
CUSIP NUMBER 211615 30 7

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	January 1, 2005

☒ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Continental Materials Corporation
Full Name of Registrant

Former Name if Applicable

200 South Wacker Drive, Suite 4000
Address of Principal Executive Office (Street and Number)

Chicago, Illinois 60606
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As reported in the Company’s April 5, 2005 press release and related Report on Form 8-K, the Company currently expects to report material weaknesses in its internal controls in its Annual Report on Form 10-K for the fiscal year ended January 1, 2005. The material weaknesses relate to the methodology employed by the Company for estimating the ultimate liability for its workers’ compensation claims for the purpose of establishing its recorded reserve and to the Company’s procedures for computing the income tax provision specifically as it relates to deferred taxes.

Although the Company does not anticipate any revisions to the financial information that was reported in its earnings release of March 24, 2005, the Company has been working to address these issues and remediate the deficiencies in its internal controls. The Company was not able to complete its assessment of the two situations and file its Annual Report on Form 10-K by the deadline of April 1, 2005. The Company expects to file its Annual Report on Form 10-K within 15 calendar days of the due date.

(Attach extra Sheets if Needed)

SEC 1344 (07-03)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Joseph J. Sum	(312)	541-7200
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes			☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes			☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The results of operations for the fiscal 2004 fourth quarter and year-end were announced in the Company’s press release dated March 24, 2005 and its Report on Form 8-K dated March 21, 2005, which furnished a copy of the press release as an exhibit. For the 2004 fiscal year as compared to the 2003 fiscal year, the Company did not report a significant change in net income. For the 2004 fiscal year, the Company reported net income of $2,373,000 or $1.38 per diluted share compared to the 2003 fiscal year $2,349,000 or $1.31 per diluted share. For the fourth quarter of 2004, the Company reported a decrease of both of these measures as compared to the fourth quarter of 2003. Net income for the fourth quarter of 2004 was $1,311,000, or 77 cents per diluted share. Net income for the fourth quarter of 2003 was $2,027,000, or $1.15 per diluted share. The decline in net income for the fourth quarter of 2004 was due to increased steel costs, a lower level of evaporative cooler production, more competitive pricing in the Denver ready-mix concrete market and an increase in reserves for workers’ compensation claims.

Continental Materials Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 4, 2005	By	/s/ Joseph J. Sum
		Name:	Joseph J. Sum
		Title:	Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).